Dear Mr Kamin

I am informing you of my intent to resign from the board of directors of The Tile Shop. I am resigning my position under protest of the way the board is destroying the company. As the founder of The Tile Shop 35 years ago I do have an emotional tie to the Company and to the people who have worked to build the business. Moreover, to those who have not only invested their time and energy, but also to those who staked their financial well-being as stockholders to the proper management of the company.

As Chairman you have shown distain for the "details" of running the company. Stockholder value has been destroyed and now there is what I would call a willful negligence which will destroy the company. You have brought your puppet, Mr Phil Livingston, to the board who is for all practical purposes running the company. Mr Livingston is not qualified to run a merchant driven retail business. Once again, no interest in the actual detail—the business model, theory, soul of the industry. Mr Livingston is an accountant, not a merchant—in my opinion Mr Livingston not only does not have the business sense to run The Tile Shop, he could not run a gas station.

My voice has been pushed aside in favor of some sort of cynical financial manipulation not for the benefit of the employees of the company and not for the stockholders of the company.

It is with regret that I feel I am forced to resign my relationship with this once great Company.

Sincerely

Robert A Rucker